  May 16, 2011

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Hampton Roads Bankshares, Inc.
Registration Statement on Form S-3
Filed October 20, 2009
As Amended January 27, 2010
Registration File No. 333-162584
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Hampton Roads Bankshares, Inc. (the “Company”) hereby respectfully requests the withdrawal of the above-referenced registration statement on Form S-3, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”) and no securities were sold under the Registration Statement.

This request has been submitted because the Company has determined that the offering of securities to be registered pursuant to the Registration Statement is no longer contemplated as part of the Company's capital plans.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (757) 217-3634 or the Company’s outside counsel, William A. Old, Jr. of Williams Mullen, P.C. at (757) 629-0613.

Sincerely,

HAMPTON ROADS BANKSHARES, INC.

		By:	/s/ Douglas J. Glenn
Douglas J. Glenn
Executive Vice President,
Chief Operating Officer and General Counsel
cc:	William A. Old, Jr.
Williams Mullen, P.C.